

August 11, 2010

Mr. Gregory E. McKelvey
President/CEO/Director
Animas Resources Ltd.
410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

> **Re:** **Animas Resources Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed July 13, 2010**
> **File No. 0-53294**

Dear Mr. McKelvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Internet [sic] Control Over Financial Reporting, page 41

1.   Please revise your report on internal control over financial reporting to address the following:

- Provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by paragraph (c) of 17 CFR 240.13a-15 or 240.15d-15;

- Provide a definitive statement as to whether or not your internal control over financial reporting is effective based on the definition provided in Rule 13a-15(f) of Regulation S-K. Your current disclosure appears to conclude only that your internal control over financial reporting provides reasonable assurance with respect to a portion of the definition provided in Rule 13a-15(f) rather than a definitive statement it was effective based on the full definition; and

- Your disclosure should also include any identified material weaknesses in your internal control over financial reporting. It is not clear from your discussion of segregation of duties whether you have identified a material weakness. Please note management is not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses.

Finally, please consider providing management's report on internal control over financial reporting under Item 15 of your Form 20-F as that item requires a conclusion with respect to both disclosure controls and procedures and internal control over financial reporting, and your current disclosure under Item 15 appears to conclude only on disclosure controls and procedures. See Item 15T of Form 20-F for guidance.

Engineering Comments

Significant milestones during Calendar 2009/2010, page 26
Kinsley Mountain, Nevada, page 34

2. As a foreign filer reporting under National Instrument 43-101, all your mineral resources are required to have reasonable prospects for economic extraction and provide disclosure of the assumptions used to reach this conclusion. This may require the disclosure of preliminary economic, mining, metallurgical, and commodity pricing information regarding your chosen cutoff grade. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Kinsley Mountain, Nevada, page 34

3. We also note your disclosure of silver grades associated with the Golden Arrow Project and believe you used a gold equivalent grade to determine your cutoff grade. Please disclose the gold-silver ratio and commodity prices you used to calculate this equivalent value and any associated parameters. This may include your assumed metal prices and possibly metallurgical recoveries.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief